UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FaZe Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31423J102

(CUSIP Number)

Yousef Abdelfattah

c/o FaZe Holdings Inc.

720 N. Cahuenga Blvd., Los Angeles, CA 90038

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Yousef Abdelfattah
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 4,192,324
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,889,419
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,192,324
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7%
14.	Type of Reporting Person: IN

Explanatory Note

This Amendment No. 1 to Schedule 13D amends and restates the statement on Schedule 13D filed on behalf of Yousef Abdelfattah (the “Reporting Person”) with the Securities and Exchange Commission on July 29, 2022 (the “Original Schedule 13D”, and as amended, the “Schedule 13D”) with respect to the shares of Common Stock (as defined below) of the Company (as defined below).

The Reporting Person’s EDGAR filing codes were not received at the time the Schedule 13D was filed. As a result, the Issuer’s EDGAR filing codes were used to file the Original Schedule 13D, showing the Issuer as the reporting person. This Amendment No. 1 to Schedule 13D is filed with the Reporting Person’s EDGAR codes and to revise the total number of shares of Common Stock received in Item 3 from 3,889,418 to 3,889,419. The Original Schedule 13D is hereby amended and restated in its entirety as follows:

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $0.0001 per share, (the “Common Stock”) of FaZe Holdings Inc., a Delaware corporation (the “Issuer”, the “Company” or “FaZe”), whose principal executive offices are located at 720 N. Cahuenga Blvd., Los Angeles, CA 90038.

Item 2. Identity and Background.

(a) and (f) This Schedule 13D is filed by Yousef Abdelfattah, a United States citizen (the “Reporting Person”). Mr. Abdelfattah was a director of Legacy Faze (as defined below)

(b) and (c). The principal business address for the Reporting Person is c/o FaZe Holdings Inc., 720 N. Cahuenga Blvd., Los Angeles, California 90038.

(d) and (e). The Reporting Person has not during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On October 24, 2021, the Issuer, previously known as B. Riley Principal 150 Merger Corp., a Delaware corporation (“BRPM”), BRPM Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of BRPM (“Merger Sub”), and FaZe Clan Inc., a Delaware corporation (“Legacy FaZe”), entered into an Agreement and Plan of Merger, as amended on December 29, 2021 and March 10, 2022 (the “Merger Agreement”), pursuant to which, among other transactions, Merger Sub merged with and into Legacy FaZe (the “Merger”), whereupon the separate corporate existence of Merger Sub ceased and Legacy FaZe continued as the surviving corporation in the Merger as a wholly owned subsidiary of BRPM (the Merger with the other transactions described in the Merger Agreement, the “Business Combination”). In connection with the closing of the Business Combination (the “Closing”), BRPM changed its name to “FaZe Holdings Inc.” The Business Combination closed on July 19, 2022 (the “Closing Date”).

Pursuant to the terms of the Merger Agreement, each share of Legacy FaZe common stock outstanding immediately prior to the Closing (including the Legacy FaZe common stock issued upon the exercise of Legacy FaZe common stock purchase warrants and the conversion of the Legacy FaZe Notes and Legacy FaZe’s preferred stock) was cancelled and converted into the right to receive shares of Common Stock, including Earnout Shares (as defined in the Merger Agreement). In the Business Combination, Yousef Abdelfattah received 3,889,419 shares of Common Stock (including options, as described below) and 302,905 Earnout Shares.

Each Earnout Share will vest and no longer be subject to forfeiture if, at any time during the period commencing 90 days after the Closing Date and ending on the fifth anniversary of the Closing Date, the volume-weighted average price of the Issuer Common Stock exceeds certain thresholds as discussed below. One-third of these Earnout Shares will vest if the volume-weighted average price of Issuer Common Stock equals or exceeds $12.00 for any 20 trading days within any 30 trading day period, one-third will vest if the volume-weighted average price of the Issuer

Common Stock equals or exceeds $14.00 for any 20 trading days within any 30 trading day period, and one-third will vest if the volume-weighted average price of the Issuer Common Stock equals or exceeds $16.00 for any 20 trading days within any 30 trading day period. Unvested Earnout Shares entitle the holder to voting rights over such shares.

At the effective time of the Merger (the “Effective Time”), each stock option outstanding under Legacy FaZe’s existing incentive plans that was outstanding immediately prior to the Effective Time was converted into an option relating to Common Stock on the same terms and conditions as were applicable to such stock option immediately prior to the Effective Time (each, a “FaZe Stock Option”), except that the number of options and exercise price(s) were adjusted per the ratios set forth in the Merger Agreement. In the Merger, Yousef Abdelfattah received an aggregate of 1,618,984 FaZe Stock Options.

Item 4. Purpose of Transaction.

The information in Items 3 and 5 of this Schedule 13D is incorporated herein by reference. The Reporting Person holds the Issuer securities reported herein for investment purposes, subject to the following:

The Reporting Person intends to review on a continuing basis his investment in the Issuer. The Reporting Person may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Such discussions and actions may be preliminary and exploratory in nature, and may not rise to the level of a plan or proposal. The Reporting Person may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, and/or may seek to sell or otherwise dispose of some or all of the Issuer’s securities from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions, such as a tender offer, merger or consolidation that would result in the de-listing of the Common Stock, or through in-kind distributions. The Reporting Person expects to continue to actively evaluate such transactions, and to take other actions intended to position the Reporting Person to opportunistically engage in one or more of such transactions in the future. Subject to the agreements described herein, any transaction that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Person, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Person.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although, the Reporting Person, at any time and from time to time, may review, reconsider and change such position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

(a) – (b) Calculations of the percentage of Common Stock beneficially owned is based on 72,506,839 shares of Common Stock outstanding as of July 19, 2022, as reported on a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 22, 2022.

The aggregate number and percentage of the Common Stock beneficially owned by the Reporting Person and, for the Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference. Unvested Earnout Shares entitle the holder to voting rights over such shares.

(c) The Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the partners, members, affiliates or shareholders of affiliates of the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

Exhibit 1	Agreement and Plan of Merger, as amended on December 29, 2021 and March 10, 2022, by and among B. Riley Principal 150 Merger Corp., BRPM Merger Sub, Inc. and FaZe Clan Inc. (incorporated by reference to Annex A-1 of the Registration Statement on Form S-4 filed by the Issuer on June 21, 2022

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2022

/s/ Yousef Abdelfattah
Yousef Abdelfattah

[FaZe Holdings Inc. – Schedule 13D/A Signature Page]